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                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

                          BANKS CONFIRM AVAILABILITY
                  OF CENDANT'S $3.5 BILLION OF CREDIT LINES


  --FUNDING FOR AMERICAN BANKERS AND NATIONAL PARKING CORP. ALSO CONFIRMED--


Stamford, CT and Parsippany, NJ, April 17, 1998 -- Cendant Corporation (NYSE:CD) today reported that The Chase Manhattan Bank, the administrative agent under its committed bank facilities, has received waivers from Cendant's syndicate banks relating to its $2.0 billion of committed bank facilities.
The Company also has an additional $1.5 billion of committed bank lines available under separate facilities.

The waivers were technically necessary in light of Cendant's April 15 announcement that, as a result of its expected restatement of past earnings, it must prepare revised financial statements. Having now received these waivers, Cendant's committed bank facilities remain fully available for, among other purposes, the funding of the Company's previously announced acquisition of National Parking Corporation Limited.

In addition to the above-mentioned facilities, the Company has a commitment from The Chase Manhattan Bank for $1.5 billion to fund the cash portion of the American Bankers transaction.

Henry R. Silverman, President and Chief Executive Officer of Cendant, said:
"While the requirement to obtain these waivers was largely a formality, we are nevertheless pleased to have received such prompt support from our banking syndicate. Cendant remains a financially strong and liquid company and remains committed to completing all of its pending transactions."

Cendant (NYSE:CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel,

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shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


Investor Contact:           Media Contact:        or:

Laura Hamilton              Elliot Bloom          Jim Fingeroth/Thomas Davies
Senior Vice President       Vice President        Kekst and Company
Corporate Communications    Public Relations
Cendant Corporation         (973) 496-8414        (212) 521-4800
(203) 965-5114

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